UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Amendment No. 7)*
Under the Securities Exchange Act of 1934

ZIOPHARM ONCOLOGY, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
98973P101
(CUSIP Number)
Third Security, LLC 1881 Grove Avenue Radford, Virginia 24141 Attention: Marcus E. Smith, Esq. (540) 633-7900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copy to: Intrexon Corporation Attention: Legal 20374 Seneca Meadows Parkway Germantown, Maryland 20876 (301) 556-9809
June 4, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   ❒ .

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98973P101	Page 2 of 5

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RANDAL KIRK

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
NA

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,690,063

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
9,690,063

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,690,063

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.6%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 98973P101	Page 3 of 5

This Amendment No. 7 (the “Amendment”) amends and supplements the Statement on Schedule 13D, dated January 12, 2011 and filed on January 20, 2011, as amended by Amendment No. 1 dated February 3, 2011 and filed on February 11, 2011, Amendment No. 2 dated August 9, 2011 and filed on August 16, 2011, Amendment No. 3 dated January 20, 2012 and filed on January 25, 2012, Amendment No. 4 dated November 7, 2012 and filed November 9, 2012, Amendment No. 5 dated October 29, 2013 and filed October 31, 2013 and Amendment No. 6 dated February 9, 2015 and filed February 10, 2015 (the “Original Schedule 13D”), relating to the Common Stock, par value $0.01 per share (the “Common Stock”), of ZIOPHARM Oncology, Inc., a Delaware corporation (the “Company”).  Mr. Randal J. Kirk (“Mr. Kirk”) and Intrexon Corporation, a Virginia corporation (“Intrexon” and, together with Mr. Kirk, the “Reporting Persons”), are filing this Amendment to disclose the planned distribution of 17,830,305 shares of Common Stock, held by Intrexon, as a pro rata special dividend on shares of Intrexon common stock, and on shares of Intrexon common stock deliverable under warrants relating to Intrexon common stock (“Warrants”) outstanding as of close of business on the record date of June 4, 2015 (the “Record Date”).  In connection with this dividend distribution, 8,222,953 of such shares are being distributed to the following entities under the common control of Mr. Kirk:  Randal J. Kirk Declaration of Trust (“R.J. Kirk DOT”), JPK 2008, LLC (“JPK 2008”), MGK 2008, LLC (“MGK 2008”), ZSK 2008, LLC (“ZSK 2008”), Lotus Capital (2000) Co., Inc. (“Lotus”), JPK 2009, LLC (“JPK 2009”), MGK 2009, LLC (“MGK 2009”), ZSK 2009, LLC (“ZSK 2009”), ADC 2010, LLC (“ADC 2010”), MGK 2011, LLC (“MGK 2011”), JPK 2012, LLC (“JPK 2012”), Kellie L. Banks (2009) Long Term Trust (“Kellie L. Banks LTT”), Kapital Joe, LLC (“Kapital Joe”), Mascara Kaboom, LLC (“Mascara Kaboom”), Third Security Staff 2001 LLC (“Staff 2001”), Third Security Senior Staff LLC (“Sr. Staff”), Third Security Senior Staff 2007 LLC (“Senior Staff 2007”), Third Security Staff 2007 LLC (“Staff 2007”), Third Security Incentive 2007 LLC (“Incentive 2007”), Third Security Senior Staff 2008 LLC (“Senior Staff 2008”), Third Security Staff 2009 LLC (“Staff 2009”), Third Security Incentive 2009 LLC (“Incentive 2009”), Third Security Staff 2010 LLC (“Staff 2010”) and Third Security Incentive 2010 LLC (“Incentive 2010”).

Except as set forth below, there are no changes to the information set forth in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons are filing this Amendment to disclose the planned distribution by Intrexon of 17,830,305 shares of Common Stock as a pro rata special dividend on shares of Intrexon common stock, and on shares of Intrexon common stock deliverable under Warrants relating to Intrexon common stock outstanding at the close of business on the Record Date.  Based on the number of Intrexon shares outstanding and shares deliverable under Warrants as of the Record Date, holders of Intrexon common stock will receive 0.162203 shares of Common Stock in the distribution with respect to each outstanding share of Intrexon common stock they own at the close of business on the Record Date, and holders of Warrants will receive 0.162203 shares of Common Stock in the distribution with respect to each share of Intrexon common stock deliverable under the Warrants they hold at the close of business on the Record Date.  The distribution is expected to occur on or about June 12, 2015.  In connection with the distribution, 8,222,953 of such shares are being distributed to entities under the common control of Mr. Kirk.

CUSIP No. 98973P101	Page 4 of 5

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) of the Original Schedule 13D are hereby amended and restated to read in their entirety as follows:

(a) and (b)    See Items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock of the Company owned by the Reporting Persons. The percentage ownership is calculated based on 128,232,537 shares of Common Stock issued and outstanding as of May 1, 2015, as disclosed by the Company in its Quarterly Report on Form 10-Q for the period ended March 31, 2015 and filed on May 7, 2015, increased by 25,000 shares of Common Stock issuable upon exercise of stock options directly owned by Mr. Kirk that are currently exercisable.

Reporting Person	Amount of Common Stock Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Randal J. Kirk(1)	9,690,063	7.6%	9,690,063	--	9,690,063	--

(1)	Includes shares of Common Stock held by the following: R.J. Kirk DOT (3,479,006), JPK 2008 (23,349), MGK 2008 (23,504), ZSK 2008 (40,954), Lotus (240), JPK 2009 (337,333), MGK 2009 (358,386), ZSK 2009 (34,318), ADC 2010 (29,066), MGK 2011 (154,181), JPK 2012 (138,975), Kellie L. Banks LTT (61,262), Kapital Joe (2,359,608), Mascara Kaboom (889,513), Staff 2001 (53,245), Sr. Staff (9,537), Senior Staff 2007 (352,477), Staff 2007 (176,238), Incentive 2007 (58,746), Senior Staff 2008 (395,791), Staff 2009 (173,111), Incentive 2009 (86,556), Staff 2010 (222,680) and Incentive 2010 (111,339).

Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by R.J. Kirk DOT, JPK 2008, MGK 2008, ZSK 2008, Lotus, JPK 2009, MGK 2009, ZSK 2009, ADC 2010, MGK 2011, JPK 2012, Kellie L. Banks LTT, Kapital Joe, Mascara Kaboom, Staff 2001, Sr. Staff, Senior Staff 2007, Staff 2007, Incentive 2007, Senior Staff 2008, Staff 2009, Incentive 2009, Staff 2010 and Incentive 2010.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

The Reporting Persons’ response to Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of June 8, 2015, by and between Mr. Kirk and Intrexon

CUSIP No. 98973P101	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  June 8, 2015

/s/ Randal J. Kirk
Randal J. Kirk

INTREXON CORPORATION

By:	/s/ Randal J. Kirk
Randal J. Kirk
Chief Executive Officer

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated as of June 8, 2015, by and between Mr. Kirk and Intrexon

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of ZIOPHARM Oncology, Inc., and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings.  In evidence thereof, the undersigned, being duly authorized, hereby execute this agreement as of the 8th day of June, 2015.

/s/ Randal J. Kirk
Randal J. Kirk

INTREXON CORPORATION

By:	/s/ Randal J. Kirk
Randal J. Kirk
Chief Executive Officer